April 17, 2019

Donald J. Seibel
Chief Financial Officer and Treasurer
FBL Financial Group, Inc.
5400 University Avenue
West Des Moines, Iowa 50266-5997

       Re: FBL Financial Group, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           File February 27, 2019
           File No. 001-11917

Dear Mr. Seibel:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Notes to Consolidated Financial Statements
Note 13: Segment Information, page 112

1. Please represent to us that in future periodic reports on Forms 10-K and 10-Q you will remove your discussion and presentation of "non-GAAP operating income" from your financial statement footnote consistent with the requirement in Item 10(e)(1)(ii)(C) of
      Regulation S-K and that you will provide the reconciliation from the total of your segments' profit directly to your pre-tax income as required by ASC 280-10-50-30b.
      Regarding your measures entitled "pre-tax non-GAAP operating income" and "non-GAAP operating revenues," which appear to be your segment profit and segment revenues measures, respectively, under ASC 280-10-50-22, tell us why you label them as non-
      GAAP.
 Donald J. Seibel
FirstName LastNameDonald J. Seibel
FBL Financial Group, Inc.
Comapany NameFBL Financial Group, Inc.
April 17, 2019
Page 17,
April 2 2019 Page 2
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Mark Brunhofer at (202) 551-3638 or Jim Rosenberg at
(202) 551-3679
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance